Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Market Announcement, March 22, 2005	3

ITEM 1

Ultrapar Participações S.A.

Publicly Listed Company
CNPJ N.° 33.256.439/0001-39
Avenida Brigadeiro Luiz Antonio N.º 1.343 – 9º andar
São Paulo – SP

MARKET ANNOUNCEMENT

Ultrapar Participações S.A., headquartered in the City of São Paulo, in the State of São Paulo, at Avenida Brigadeiro Luiz Antonio, N.º 1.343, 9º andar, ("The Company"), Monteiro Aranha S.A., headquartered in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Ladeira de Nossa Senhora n.º 163, registered under CNPJ/MF N.º 33.102.476/0001-92, in conjunction with the Selling Shareholders identified in the Preliminary Prospectus for the Primary and Secondary Public Offering of Preferred Shares issued by Ultrapar Participações S.A., dated [ ] [ ]2005 (“Selling Shareholders” and “Preliminary Prospectus”, respectively), Banco UBS S.A. (“Lead Underwriter”) and Banco Pactual S.A. ("Pactual", in conjunction with the Lead Underwriter, "Underwriters of the Brazilian Offer") hereby announce that it was required on February 2, 2005 the register with the CVM (Brazilian securities comission) the public primary and secondary offering of preferred shares, nominatives, without par value, issued by the Company, free and clear of any liens or encumbrance (“Preferred Shares”), being 7,869,671,318 (seven billion, eight hundred and sixty-nine million, six hundred and seventy-one thousand, three hundred and eighteen) Preferred Shares, which are the object of the secondary offering and owned by the Selling Shareholders, to be carried out as a global offering with simultaneous distribution in Brazil, on the over-the-counter market (“mercado de balcão não organizado”) (“Brazilian Offer”) and abroad, in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts, each ADS corresponding to one thousand Preferred Shares (“International Offer”, and in conjunction with the Brazilian Offer, “Global Offer”). The Global Offering may be increased by up to 1,180,450,698 (one billion, one hundred and eighty million, four hundred and fifty thousand, six hundred and ninety-eight) new Preferred Shares, being the object of the primary distribution, to be issued by the Company, under the terms described below, totalling 9,050,122,016 (nine billion, fifty million, one hundred and twenty-two thousand, and sixteen) Preferred Shares.

1. The Global Offer

The Global Offer will be coordinated by UBS Securities, LLC (“Global Underwriter”) and will involve the distribution of Preferred Shares, in the sphere of the Brazilian Offer, including the Preferred Shares to be acquired by foreign institutional investors, qualified under the terms of Resolution N.º 2,689, January 26, 2000 and subsequent alterations, of the National Monetary Council ("Preferred Shares 2,689", in conjunction with the other Preferred Shares which are the object of the public distribution in Brazil, “Preferred Shares of the Brazilian Offer”), which will be coordinated by the Underwriters of the Brazilian Offer, with the participation of financial institutions authorised to operate in the Brazilian capital markets, contracting by the Underwriters of the Brazilian Offer ("Contracted Underwriters" and “Brokers of the Consortium” and, in conjunction with the Underwriters of the Brazilian Offer, “Institutions Participating in the Brazilian Offer”), in accordance with CVM Instruction N.º 400, of December 29, 2003 (“CVM Instruction 400”) and, simultaneously, (b) the distribution of Preferred Shares in the form of ADSs, within the sphere of the International Offer (“International Offer of Preferred Shares”, and in conjunction with the Brazilian Offer of Preferred Shares, “Global Offering of Preferred Shares”), which will be carried out by the Global Underwriter and Pactual Capital Corporation (“Underwriters of the International Offer”), in accordance with the Securities Act of 1933 in the United States of America (“Securities Act”) and under the terms of the distribution contract to be signed between the Company, the Selling Shareholders and the Underwriters of the International Offer (“International Agency and Purchase Agreement”).

The Preferred Shares of the Brazilian Offer, shall be registered in Brazil with the CVM, in accordance with the procedures set out under CVM Instruction 400. The Preferred Shares 2,689 will be simultaneously registered with the CVM and the Securities and Exchange Commission in the United States of America (“SEC”). The Preferred Shares of the International Offer will be subject to registration with the SEC.

The Preferred Shares in the Brazilian Offer will be placed by the Institutions Participating in the Brazilian Offer, underwritten by the Underwriters of the Brazilian Offer. The Preferred Shares 2,689 will be object of the offering in overseas markets, carried out by the Underwriters of the International Offer, in the capacity as agents of the Underwriters of the Brazilian Offer. The Preferred Shares 2,689 will be placed in Brazil by the Institutions Participating in the Brazilian Offer, on a firm commitment basis by the Underwriters of the Brazilian Offer, and will be settled and paid for in local currency (the Brazilian real), under the terms of Article 19, paragraph 4º, of Law N.º 6,385, of December 7, 1976.

The Preferred Shares of the International Offer will be placed by the Underwriters of the International Offer in overseas markets, on firm commitment basis, under the terms of the Securities Act.

There may be a reallocation of Preferred Shares between the Brazilian Offer and the International Offer as a consequence of the demand seen in Brazil and in international markets during the course of this Global Offer, as envisaged in the Intersyndicate Agreement to be signed between the Underwriters of the Brazilian Offer and the Underwriters of the International Offer (“Intersyndicate Agreement”).

The Company will grant the Underwriters of the Brazilian Offer and the Underwriters of the International Offer, an option to subscribe to an additional lot of new Preferred Shares, issued by the Company, equivalent to up to 15% (fifteen per cent) of the total of the Preferred Shares initially offered in the sphere of the Global Offer (“Option”). The Option will be earmarked exclusively for the meeting of any possible excess demand which may occur during the Global Offer and can be exercised within a period of up to 30 (thirty) days, counting from the date of the publishing of the Definitive Prospectus for the Public Primary and Secondary offering of Preferred Shares Issued by the Company (“ Definitive Prospectus”). In the case of the Option being wholly exercised, the Company will issue 1,180,450,698 (one billion, one hundred and eighty million, four hundred and fifty thousand six hundred and ninety-eight) new Preferred Shares, which exclude the right of first regresal of the current shareholders of the Company, under the terms of Article 172 of Law N.º 6,404, of December 15, 1976 and subsequent alterations (“Brazilian Corporation Law”).

2. The Brazilian Offer

2.1. Distribution Regime

According to the “Contrato de Coordenação e Garantia Firme de Subscrição, Aquisição e Colocação de Ações Preferenciais de Emissão da Ultrapar Participações S.A.”, to be signed between the Selling Shareholders, the Company, the Underwriters of the Brazilian Offer and the CBLC (Brazilian Custody and Settlement Company) (“Distribution Contract”), the Preferred Shares of the Brazilian Offer will be distributed in Brazil, on the over-the-counter market (“mercado de balcão não organizado”), on firm commitment basis, not jointly liable, under the terms of CVM Instruction 400, covered by the Underwriters of the Brazilian Offer.

2.2. Participation by Investors

The Participating Institutions of the Brazilian Offer will carry out the distribution of the Preferred Shares of the Brazilian Offer, on a firm commitment basis, not jointly liable, under the terms of CVM Instruction

400, through two distinct offers, being the retail offer (“ Retail Offer”) and the institutional offer (“ Institutional Offer”).

2.2.1. Retail Offer

Observing the limits described in item 2.3.1 below (Reservation Period), the Retail Offer will be carried out among individuals and corporate investors, and investment clubs resident and domiciled in Brazil, which are not considered institutional investors, who decided to participate in the Retail Offer (“Non-institutional Investors”), who submit requests to reserve shares by filling out the specific form (“Reservation Request”), for the purchase of the Preferred Shares of the Brazilian Offer, under the conditions described in item 2.3 below (Distribution Procedure).

2.2.2. Institutional Offer

The Institutional Offer will be carried out among individuals and corporate investors, whose investment amounts exceed the maximum limit established under the Retail Offer, funds and investment clubs, managed portfolios, pension funds, managers of third-party assets registered with the CVM, entities authorised to carry out this type of business by the Brazilian Central Bank, condominiums destined for the investment in portfolios of shares and securities registered with the CVM and/or the Stock Exchange of São Paulo – Bovespa (“Bovespa”), insurance companies, retirement and capitalization funds, and certain other non-residential investors in the Country who invest in Brazil under the norms of Resolution N.º 2,689, of January 26, 2000 and subsequent alterations, of the National Monetary Council, and CVM Instruction N.º 325, of 27 January 2000 (“Institutional Investors”).

2.3. Distribution Procedure

After the end of the Reservation Period, (defined in item 2.3.1 below), the carrying out of the Bookbuilding Procedure (defined in item 2.3.2 below), the granting of the registration of the Global Offer by the CVM and the publication of the Announcement for the Start of the Public Primary and Secondary Offerring of the Preferred Shares Issued by Ultrapar Participações S.A. (“Start Announcement”), the placing of the Preferred Shares of the Brazilian Offer will be carried out by the Institutions Participating in the Brazilian Offer, on the over-the-counter market (“mercado de balcão não organizado”), on a firm commitment basis, under the terms set out under Article 21 of CVM Instruction 400, observing the terms below.

2.3.1. Reservation Period

The period beginning March 30, 2005, ending April 11, 2005, inclusive, will be granted to Non-Institutional Investors, which can be extended at the criteria of the Underwriters of the Brazilian Offer (“Reservation Period”), for the carrying out of Reservation Requests under the conditions described below.

Non-institutional investors must carry out their Reservation Requests at any of the offices of the Institutions Participating in the Brazilian Offer, indicated in item 5 below (Additional Information). Non-institutional investors interested in submitting a Reservation Request must carefully read the terms and conditions stipulated in the Reservation Request document, especially that in respect to the procedures for settlement of the Brazilian Offer, and the information contained in the Preliminary Prospectus. An amount of up to 10% (ten per cent) of the total amount of Preferred Shares which are the subject of the Global Offering, without considering the exercising of the Option and any possible increase of up to 20% of the Preferred Shares to be distributed, in accordance with the terms in Paragraph 2 of Article 14 of CVM Instruction 400, shall be earmarked on a priority basis for distribution to Non-institutional Investors.

The Reservation Requests must be submitted by the Non-Institutional Investors, observing the conditions set out in item (a) below, in an irrevocable and irretractable manner, except under those circumstances described in item (h) below, under the following conditions:

(a)	Each Non-institutional Investor may submit a Reservation Request, with just one Institution Participating in the Brazilian Offer, without the need to deposit the amount of the investment intended, observing the minimum limit of R$1,000.00 (one thousand reais) and the maximum limit of R$300,000.00 (three hundred thousand reais) per Non-institutional Investor, being Non- institutional Investors able to stipulate, in the Reservation Request, the maximum price per Preferred Share, as a condition of implementing their Reservation Requests, as set out under Paragraph 3 of Article 45 of CVM Instruction 400;

(b)	It is recommended that Non-institutional Investors verify with their Broker of the Consortium of choice, before submitting a Reservation Request, if, at its exclusive criteria, the broker will require the maintenance of funds in an investment account opened, and/or maintained with the same, for the purposes of guaranteeing the Reservation Request;

(c)	Investors who are (i) controlling shareholders or managers of the Company, (ii) controlling shareholders or managers of the Institutions Participating in the Brazilian Offer, or (iii) other persons linked to the Brazilian Offer, as well as their respective spouses and partners, and relations up to two generations, ("Linked Parties") and who are Non-institutional Investors will submit their Reservation Requests by 31 March 2005 ("End of the Advance Subscription Period for the Reservation of Shares by Non-institutional Investors who are Linked Parties"), failure to do so resulting in their Reservation Requests being cancelled. Any Reservation Request submitted by a Non-institutional Investor who is a Linked Party after the End of the Advance Subscription Period for the Reservation of Shares by Non-institutional Investors who are Linked Parties, will be cancelled by the Institution Participating in the Brazilian Offer which may have received the respective Reservation Request, in the event of there being demand in excess of one third of the quantity of Preferred Shares offered, under the terms of Article 55 of CVM Instruction 400;

(d)	The Reservation Requests submitted by Non-institutional Investors that stipulate, as a condition of implementing their Reservation Requests, at a maximum price per Preferred Share below that of the Sale Price (as defined in item 2.4 below) stipulated by the Brazilian Offer, will be cancelled by the Institution Participating in the Brazilian Offer, together with the Reservation Request that has been submitted;

(e)	Each Institution Participating in the Brazilian Offer, depending on the case, must inform the Non- institutional Investor of the amount of the Preferred Shares of the Brazilian Offer that will be acquired, and the corresponding value of the investment, that the Reservation Request has been taken up, by 4 p.m. of the day after the date of publication of the Start Announcement, either by e- mail, or in its absence by telephone or letter, the payment being limited to the value of the Reservation Request and highlighting the possibility of the subscription being scaled down, as outlined in item (g) below; the investor must make payment of the amount indicated by the Institution Participating in the Brazilian Offer with whom the Reservation Request was submitted, in immediately available funds, by 10.30 a.m. on the Date of Settlement (defined in item 2.3.3 below). In the event of prompt payment not being made, the Reservation Request will be automatically cancelled by the Institution Participating in the Brazilian Offer with which the Reservation Request was made;

(f)	In the case of the total value of the Reservation Requests submitted by Non-institutional Investors being equal less to 10% (ten per cent) of the Preferred Shares of the Global Offer, without considering the exercising of the Option and a possible increase of up to 20% of the Preferred Shares to be distributed, in accordance with the terms of Paragraph 2 of Article 14 of CVM instruction 400, there will not be any scaling down of subscriptions, and all the Non-institutional Investors will receive the full amount of shares requested, any amount being left over after the Non-institutional Investor offer, being earmarked for Institutional Investors;

(g)	Should the total of Reservation Requests exceed the amount of 10% (ten percent) of the Preferred Shares of the Global Offer, without considering the exercising of the Option or the possible increase of up to 20% in the Preferred Shares to be distributed, in accordance with that set out in Paragraph 2 of Article 14 of CVM Instruction 400, the Reservation Requests for the Preferred Shares among all the Non-institutional Investors that subscribe to the Retail Offer, will be scaled down up to (a) a limit of R$5,000.00 (five thousand reais), inclusive, the criteria of the scaling- down process being to equally divide the Preferred Shares in the Retail Offer among all the Non- institutional Investors, limited to the individual amount of each Reservation Request and to the total value of the Preferred Shares earmarked for the Retail Offer; and (b) once meeting the criteria described in item (a) above, the remaining Preferred Shares earmarked for the Retail Offer, shall be distributed in proportion to the amount stipulated in the Reservation Requests among all the Non-institutional Investors, disregarding, however, in both cases, the fractions of Preferred Shares. Optionally, at the criteria of the Underwriters of the Brazilian Offer, the quantity of Preferred Shares earmarked for the Retail Offer may be increased in order for the excess requests to be wholly or partially met, where in the case of being partially met, the scaling down criteria described above will be applied;

(h)	Exclusively, in the hypothetical instance of a significant divergence being observed between the information contained in the Preliminary Prospectus and that information contained in the Definitive Prospectus for the Public Primary and Secondary offering of Preferred Shares Issued by Ultrapar Participações S.A. (“Definitive Prospectus”) which substantially alters the risk assumed by the Non-institutional Investor, or his/her investment decision, the said Non-institutional Investor may cancel his/her Reservation Request after the start of the Distribution Period (defined in item 2.3.3 below). In this hypothetical instance, the Non-institutional Investor must inform the Institution Participating in the Brazilian Offer receiving the Reservation Request of his/her decision to cancel the request, in accordance with the terms and period stipulated in the Reservation Request; and

(i)	in the hypothetical event of the Global Offer not being completed, or in the event of the Distribution Contract being cancelled, the Reservation Requests will be automatically cancelled and each Institution Participating in the Brazilian Offer will inform the Non-institutional Investors, who made the Reservation Request with the said Institution Participating in the Brazilian Offer of the cancelling of the Global Offer, including the publication of a market announcement.

The Underwriters of the Brazilian Offer, with the express consent of the Selling Shareholders and the Company, will formulate a distribution plan for the Preferred Shares of the Brazilian Offer, under the terms of Paragraph 3 of Article 33 of CVM Instruction 400, which takes into account the relationships between the Underwriters of the Brazilian Offer, the Underwriters of the International Offer and the Company with its clients, and other considerations of a commercial or strategic nature referring to the same parties, observing that the Underwriters of the Brazilian Offer must insure that the investment fits the risk profile of their clients, as well as treating the investors in a fair and equitable manner.

The Institutions Participating in the Brazilian Offer will only accept those Reservation Requests made by investors holding an open current-account or investment account maintained with them or by the respective investor.

2.3.2. Institutional Investors

The Preferred Shares of the Brazilian Offer, after meeting the Reservation Requests by Non-institutional Investors as described above, will be distributed among Institutional Investors contacted by the Underwriters of the Brazilian Offer, advance reservations not being accepted on the part of Institutional Investors, there being no minimum or maximum investment limits.

If the number of Preferred Shares of the Brazilian Offer subject to orders received by Institutional Investors during the procedure of collecting the letters of intent (“Bookbuilding Procedure") exceeds the total of Preferred Shares in the Brazilian Offer remaining after meeting the of the Non-institutional Investors' reservations Requests, the requests of those Institutional Investors, who at the criteria of the Selling Shareholders, the Company, and the Underwriters of the Brazilian Offer, best meet the objective of this offer of creating a diverse shareholder base made up of Institutional Investors with different evaluation criteria, based on the prospects, over the long-term, for the Company, its sector of operations and the macro-economic scenario both in Brazil and internationally, will be given priority.

Institutional Investors must carry out their purchases, and in the case of the Option being exercised, subscribe for the Preferred Shares of the Brazilian Offer with payment in cash, in local currency at the time of purchase or subscription.

2.3.3. Distribution Period

The time limit for the distribution of the Preferred Shares of the Brazilian Offer is up to 6 (six) months, counting from the date of publication of the Start Announcement (“ Distribution Period”).

The physical and financial settlement of the purchase of the Preferred Shares of the Brazilian Offer must be carried out within a period of up to 3 (three) working days, counting from the date of the publication of the Start Announcement (“Date of Settlement”).

In the event of the purchase of the Preferred Shares of the Brazilian Offer placed not being totally paid for by the Settlement Date, the Underwriters of the Brazilian Offer will acquire for the Sale Price, set according to the Bookbuilding Procedure, on the Date of Settlement, the entire balance resulting from the difference between the number of Preferred Shares of the Brazilian Offer which are the subject of firm commitment provided by them, and the number of Preferred Shares of the Brazilian Offer, effectively settled in the market, observing the firm commitment limits provided by each Underwriter of the Brazilian Offer. The resale price of the said balance of the Preferred Shares of the Brazilian Offer with the public, with the Underwriters of the Brazilian Offer, during the Distribution Period or up to the date of publication of the Announcement of the Closing of the Public Primary and Secondary Offerring of Preferred Shares Issued by Ultrapar Participações S.A. ("Closing Announcement"), whichever takes place first, shall be the market price of the Preferred Shares, up to the limit of the Sale Price.

2.4. Sale Price

The purchase price per lot of one thousand Preferred Shares or, in the case of the Option being exercised the subscription price per one thousand Preferred Shares (“ Sale Price”) shall be fixed after (a) the implementing of the Reservation Requests, during the Reservation Period; and (b) the completion of the Bookbuilding Procedure to be carried out in Brazil by the Underwriters of the Brazilian Offer, in accordance with Article 44 of CVM Instruction 400 and, in international markets, by the Underwriters of the International Offer. The Sale Price shall be fixed according to the terms of Article 170, Paragraph 1, Section III of Brazilian Corporation Law, taking as a parameter (i) the quotation of the Preferred Shares on Bovespa and the ADSs on the New York Stock Exchange (“NYSE”); and (ii) the indications of interest, as a function of demand quality (by volume and price), collected from Institutional Investors.

Under the terms of Article 170, Paragraph 7 of Brazilian Corporation Law, the choice of criteria for the market price for the setting of the Sale Price is properly justified, taking into account that the market value of the Preferred Shares to be sold or, in the case of the Option being exercised, subscribed for, will be measured through the carrying out of the Bookbuilding Procedure, which will reflect the value that the Institutional Investors will present on their letters of intent to buy the Preferred Shares in the context of the Global Offer. Non-institutional Investors who take up the Retail Offer will not take part in the Bookbuilding Procedure and, therefore will not take part in the process of determining the Sale Price. The Sale Price shall be approved by the Boards of Directors of the Company and Monteiro Aranha S.A., as well as the other Selling Shareholders, before granting the Registration of the Global Offer with the CVM.

2.5. Stabilization

Prices stabilization activities may be carried out in the market of the Preferred Shares, in regard to the Sale Price. Stabilization activities may be carried out within a period of up to 30 (thirty) days, counting from the date of the publication of the Start Announcement. To this end, a service contract will be signed for the stabilizing of the price of the Preferred Shares issued by the Company, in accordance with a report submitted for the approval of the CVM and Bovespa. The price stabilization activities for the Preferred

Shares within the sphere of the Brazilian Offer, will be exercised at the exclusive criteria of the Lead Underwriter.

In addition, a mechanism will be set up to stabilize the price of the Preferred Shares of the International Offer, as described in the item “Information about the Offer” contained in the Preliminary Prospectus. The price stabilization activities for the Preferred Shares of the International Offer in the international markets will be carried out at the exclusive criteria of the Global Underwriter.

2.6. Rights, Advantages and Restrictions of the Preferred Shares

The Preferred Shares confer on their owners:

(a)	priority in the reimbursement of capital, without a premium, in the event of the Company being liquidated;

(b)	The right to participate, under the same conditions as those for the common shares, in dividends to be distributed, corresponding, at least, to 50% (fifty percent) of the net earnings in each financial year, adjusted according to Article 202 of Brazilian Corporation Law;

(c)	The right to be included in any public offer for the sell-off of control (tag along rights), at the same price and under the same conditions as those offered to those shareholders which are part of the controlling block, in the event of the sale of control of the Company, under the terms of the Company Bylaws;

(d)	Participation, under the same conditions as for the ordinary shares, in the receipt of bonus shares; and

(e)	The right to apportion integral dividends declared by the Company from the date of their issue/sale, and all the other benefits that were conferred to the other holders of the preferred shares, under the terms of Brazilian Corporation Law, and the Company Bylaws, as set out in the Definitive Prospectus.

2.7. Trading on Bovespa

The preferred shares issued by the Company are listed and traded on Bovespa under the ticker code “UGPA4” and on the NYSE, in the form of ADSs, under the ticker code “UGP”.

Within a period of 6 (six) months, counting from the publication of the Start Announcement, the Company will be joining one of the levels of the section of Bovespa known as "Differentiated Corporate Governance Practices".

3. Information about the Company

The Company operates in the sectors of LPG distribution, petrochemicals production, and the provision of integrated logistics services. For more information about the Company, including its sector of operations, activities, economic and financial situation, please read the Preliminary Prospectus.

4. DEPOSITING FINANCIAL INSTITUTION FOR THE PREFERRED SHARES

The financial institution contracted to provide registration services for the Preferred Shares is Banco Itaú S.A.

5. Additional Information

Those investors wishing to obtain more information about the Brazilian Offer, as well as a copy of the Preliminary Prospectus, should contact the offices of the Institutions Participating in the Brazilian Offer, whose addresses are listed below. Additional information about the Brokers of the Consortium, registered with the CBLC, can be obtained on the CBLC's website:www.cblc.com.br.

Below is an estimated schedule for the various stages of the Brazilian Offer, listing the main events starting from the publication of this Notice:

Order of events	Events	Set Date (1)
1	Publication of Market Announcement	03/22/2005
	Availability of Preliminary Prospectus	03/22/2005
2	Start of Roadshow	03/22/2005
	Start of BookBuilding Process	03/22/2005
3	Start of Reservation Period	03/30/2005
4	End of Advance Reservation Period for Non-institutional Investors, who are Linked Parties	03/31/2005
5	Closing of Reservation Period for persons not linked to the Global Offer	04/11/2005
6	End of the Roadshow	04/12/2005
7	End of Bookbuilding Process	04/12/2005
	Setting of the Sale Price	04/12/2005
8	Signing of Distribution Contract, International Distribution Contract and Intersyndicate Agreement	04/12/2005
9	Publication of the Start Announcement	04/13/2005
	Start of the Option Exercise Period	04/13/2005
10	Start of Trading for the Shares of the Brazilian Offer	04/14/2004
11	Date of Settlement for the Global Offer	04/18/2005
12	End of the Option Exercise Period	05/13/2005
13	Publication of the Closing Announcement	05/20/2005

(1) all the dates shown are merely indicative, and are subject to alteration and postponement

Listed below are the addresses of the Institutions Participating in the Brazilian Offer, whom investors should contact to obtain additional information about the Brazilian Offer, as well a copy of the Preliminary Prospectus:

Underwriters of the Brazilian Offer:

  Banco UBS S.A.
  Avenida Presidente Juscelino Kubitschek, N.º 50, 6th floor, in the City of São Paulo, in the State of São Paulo; and
  Praia de Botafogo, N.º 228, 16  th floor, Ala B, in the City of Rio de Janeiro, in the State of Rio de Janeiro.

  Banco Pactual S.A.
  Avenida Brigadeiro Faria Lima, N.º 3,729, in the City of São Paulo, in the State of São Paulo; and
  Avenida República do Chile, N.º 230, 28  th and 29th floors, in the City of Rio de Janeiro, in the State of Rio de Janeiro.

Contracted Underwriters

  Investment Bank Credit Suisse First Boston S.A.
  Avenida Brigadeiro Faria Lima, N.º 3,064, 13th floor, in the City of São Paulo, in the State of São Paulo.

  Banco Itaú BBA S.A.
  Avenida Brigadeiro Faria Lima, N.º 3.400, 3rd to 8th floors, in the City of São Paulo, in the State of São Paulo.

  BES Investimento do Brasil S.A. – Investment Bank
  Avenida Brigadeiro Faria Lima, N.º 3.729, 8th floor, in the City of São Paulo, in the State of São Paulo.

  Brokers of the Consortium

     Offices of the stockbrokers registered with the CBLC to participate in the Brazilian Offer.

The Preliminary Prospectus will also be available on the following websites: www.ultra.com.br, www.monteiroaranha.com.br, www.ubs-brasil.com.br and www.pactual.com.br. In addition to this, the Definitive Prospectus will be available at the headquarters and on the website of the CVM, located at Rua Sete de Setembro, N.º 111, 5th floor, in the City of Rio de Janeiro, in the State of Rio de Janeiro, as well as at Rua Líbero Badaró, N.º 471, 7th floor, in the City of São Paulo, in the State of São Paulo (www.cvm.gov.br) and from Bovespa, located at Rua XV de Novembro, N.º 275, in the city of São Paulo, in the State of São Paulo (www.bovespa.com.br).

The Company, Selling Shareholders and Underwriters of the Brazilian Offer will carry out presentations to investors (roadshows), during the period between the publishing of the Preliminary Prospectus and the date on which the Sale Price is set.

The Preliminary Prospectus contains information that is additional and complementary to the information in this Market Announcement and provides a detailed analysis of the Terms and Conditions of the Global Offer, and its inherent risks. “READ THE PRELIMINARY PROSPECTUS BEFORE ACCEPTING THE GLOBAL OFFER.”

This Global Offer is subject to prior approval by the CVM.

A request to register the International Offer has already been submitted to the SEC. The ADSs may not be offered or sold in international markets without this registration taking place or a waiver being granted for such registration.

“INVESTMENT IN SHARES REPRESENTS AN INVESTMENT OF RISK, ONCE IT IS AN INVESTMENT OF VARIABLE INCOME. AS SUCH, INVESTORS WHO INTEND TO INVEST IN THE PREFERRED SHARES WILL BE SUBJECT TO THE VOLATILITY OF THE CAPITAL MARKETS. NOTWITHSTANDING, THERE IS NO CLASS OR CATEGORY OF INVESTOR THAT IS PROHIBITED BY LAW FROM PURCHASING THE PREFERRED SHARES.”

UNDERWRITERS OF THE BRAZILIAN OFFER

Lead Underwriter

CONTRACTED UNDERWRITERS

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	March 22, 2005	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer